Teva Appoints Dr. Yitzhak Peterburg as Interim Chief Executive Officer, Succeeding Erez
Vigodman

Dr. Sol J. Barer Named Chairman of the Board

JERUSALEM—(BUSINESS WIRE)— Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) today announced that Dr. Yitzhak Peterburg, who has served as Chairman of the Teva Board of Directors since January 2015, has been appointed Interim President and Chief Executive Officer, effective immediately. This follows the mutual agreement between the Board of Teva and Erez Vigodman that Mr. Vigodman is stepping down. Mr. Vigodman’s service on the Teva Board of Directors has also ended.

In accordance with the Israeli Companies Law, Dr. Yitzhak Peterburg has stepped down from his role as Chairman in order to serve as Interim Chief Executive Officer. Prior to rejoining Teva’s Board of Directors in 2012, Dr. Peterburg led the Company’s innovative R&D efforts as Teva’s Group Vice President, Global Branded Products, from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously, he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997.

The Board has elected Dr. Sol J. Barer, who has been a member of the Teva Board since January 2015, as Chairman. Dr. Barer brings deep knowledge of the global pharmaceutical industry. He was a founder of the biotechnology group at Celanese Corporation, later spun off as Celgene Corporation, where he served in top leadership roles from 1987 to 2011, including as Chairman and CEO from 2007 to 2010.

The Company’s Board of Directors is undertaking a search to identify a permanent Chief Executive Officer with the assistance of a search firm.

“I believe that now is the right time for me to step down,” said Mr. Vigodman. “It has been a privilege to lead Teva, and I am proud of all we have accomplished. I am confident that the Company’s future is bright.”

Dr. Yitzhak Peterburg said, “The Company is focusing on executing its strategic priorities to transform Teva, with immediate focus on realizing the cost synergies and strategic benefits of the Actavis Generics acquisition. I look forward to working with the entire Teva team to conduct a thorough review of the business to find additional opportunities to enhance value for shareholders. Teva has a deep bench of talented leaders and today’s announcement has no impact on our ability to execute going forward. With the strength of our generics pipeline, unique R&D capabilities and unparalleled footprint, coupled with our existing assets and growing pipeline in specialty medicines, I believe in Teva and the Company’s long-term growth prospects.”

Dr. Barer said, “We are grateful to Yitzhak for taking on the role of interim CEO. Teva’s Board of Directors, with its decades of collective pharmaceutical industry experience, will continue to play an active role in driving the Company’s strategy, and I look forward to working with the management team to execute on the value creation opportunities ahead. We intend to conduct a comprehensive search to identify the best person to lead the Company for years to come. On behalf of the Board, I want to thank Erez for his many contributions to Teva over the years and wish him well in the future.”

2016 Financial Results
As previously announced, Teva will release its fourth quarter 2016 financial results on Monday, February 13, 2017 at 7:00 a.m. ET.

About Dr. Yitzhak Peterburg
Dr. Yitzhak Peterburg became Teva’s Chairman of the Board of Directors on January 1, 2015, after rejoining Teva’s Board of Directors in 2012.

Dr. Peterburg was Teva’s Group Vice President, Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010.

Previously, he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997. Dr. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd. and is also the Chairman of Regenera Pharma Ltd, a phase 3 clinical-stage pharmaceutical startup company.

Dr. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Dr. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990. Dr. Peterburg is a professor at the School of Business, Ben-Gurion University. With his experience as a leader in Israeli healthcare and as a former executive officer of Teva, expertise in health information technology and knowledge transfer within large-scale, fragmented networks, as well as his leadership of large Israeli companies, Dr. Peterburg provides healthcare, management and operational expertise as well as knowledge about Teva and its global operations.

About Dr. Sol J. Barer
Dr. Sol J. Barer joined Teva’s Board of Directors in January 2015.

Dr. Barer spent most of his professional career with the Celgene Corporation. He was Chairman from January 2011 until June 2011, Executive Chairman from June 2010 until January 2011 and Chairman and Chief Executive Officer from May 2006 until June 2010. Previously he was appointed President in 1993 and Chief Operating Officer in 1994 before assuming the CEO position. He also served as Senior Vice President, Science and Technology, and Vice President/General Manager, Chiral Products, from October 1990 to October 1993, and Vice President, Technology, from September 1987 to October 1990. Dr. Barer was the founder of the biotechnology group at the Celanese Research Company which was subsequently spun out to form Celgene.

Dr. Barer serves as Chairman of the Board of the public companies Edge Therapeutics, InspireMD and Aevi Genomic Medicine and private company Centrexion, is Lead Director of ContraFect and is on the Board of Directors of the public company Amicus Therapeutics. He is a Venture Advisor to the Israel Biotechnology Fund as well as an advisor to biopharma companies.

In 2011 Dr. Barer was Chairman of the University of Medicine and Dentistry of New Jersey Governor’s Advisory Committee which resulted in sweeping changes in the structure of New Jersey’s medical schools and public research universities. He previously served as a Commissioner of the NJ Commission on Science and Technology. He was a member of the Board of Trustees of Rutgers University (until 2013). He also served two terms as Chair of the Board of Trustees of BioNJ (2010-2012) the New Jersey biotechnology organization.

Dr. Barer was named to the “Worldview 100” (Scientific American’s 100 most influential figures in today’s world of biotechnology) in 2015, named one of “25 Leadership Legends of NJ” (NJBiz) in 2012, “The 50 Most Powerful People in N.J. Health Care,” in 2012, inducted into the NJBiz Hall of Fame in 2011 and was named as one of NJ’s top 10 scientists by New Jersey Business in 2008.

Dr. Barer received a Ph.D. in Organic Chemistry in 1974 from Rutgers University where he was an NDEA Graduate Fellow and a B.S. in 1968 from Brooklyn College (City University of New York) where he was an NSF Undergraduate Fellow and Regents Scholar.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and existing and potential generic versions); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

# # #